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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.       2     )


                              Savoir Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   80533W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Nicholas Schettino, Bear, Stearns & Co. Inc.
                  115 South Jefferson Rd, Whippany, NJ 07981
                                 (973) 793-2211
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               June 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    80533W107                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,005,975
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,005,975

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,005,975

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     7.39%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,005,975
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,005,975

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,005,975

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     7.39%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   80533W107                  13D                   Page    of    Pages


________________________________________________________________________________
Page 3

                                        Schedule 13D Amendment No. 2

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Savoir Technology Group, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

      Working capital of Bear Stearns & Co. and personal funds of discretionary accounts. The aggregate purchase price of the 164,402 shares of Common Stock was approximately $1,315,216.

Item 5:  Interest in Securities of the Issuer (as of 06/12/00)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e) Through June 12, 2000, Bear Stearns purchased an additional 164,402 shares of Savoir Technology Group, Inc.. Accordingly, Bear Stearns increased its beneficial ownership by more than one full percentage points of the Common Stock of the Issuer since the date of its initial filing.




Page 4


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


                                                   June 16, 2000
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)







                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                            Savoir Technology Group, Inc.


                      Trades from 04/19/00 through 06/12/00

                           (Various Firm Accounts)
                    ***** 05/25 *****
 31,325  SAVOIR TECHNOLOGY GROUP INC    7 15/16       248,642.19
                    ***** 05/24 *****
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 13/16         7,812.50
                    ***** 05/23 *****
    800  SAVOIR TECHNOLOGY GROUP INC    7 15/16         6,350.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16         7,937.50
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16         7,937.50
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16         7,937.50
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16         7,937.50
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16         7,937.50
261,200  SAVOIR TECHNOLOGY GROUP INC    7 13/16     2,040,625.00
170,000- SAVOIR TECHNOLOGY GROUP INC    7 7/8       1,338,705.38-
 30,000- SAVOIR TECHNOLOGY GROUP INC    7.8600        235,792.14-
  3,500- SAVOIR TECHNOLOGY GROUP INC     ACC JC        27,440.00-
                    ***** 05/12 *****
    700- SAVOIR TECHNOLOGY GROUP INC    8 17/32         5,971.68-
                    ***** 05/10 *****
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/16          8,062.50
161,000  SAVOIR TECHNOLOGY GROUP INC    8.0773      1,300,445.30
 60,000  SAVOIR TECHNOLOGY GROUP INC    8.0539        483,234.00
  1,000- SAVOIR TECHNOLOGY GROUP INC    8 9/32          8,280.97-
  5,000- SAVOIR TECHNOLOGY GROUP INC    8 1/4          41,248.62-
  5,000- SAVOIR TECHNOLOGY GROUP INC    8 3/16         40,936.13-
  5,000- SAVOIR TECHNOLOGY GROUP INC    8 3/16         40,936.13-
221,000- SAVOIR TECHNOLOGY GROUP INC    8.1510      1,801,310.95-
                    ***** 05/09 *****
    100  SAVOIR TECHNOLOGY GROUP INC    8 1/2             850.00
    500  SAVOIR TECHNOLOGY GROUP INC    8 5/16          4,156.25
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 5/16          8,312.50
  1,400  SAVOIR TECHNOLOGY GROUP INC    8 1/2          11,900.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          17,000.00
                    ***** 05/08 *****
    100  SAVOIR TECHNOLOGY GROUP INC    8 17/32           853.13
    100  SAVOIR TECHNOLOGY GROUP INC    8 17/32           853.13
    500  SAVOIR TECHNOLOGY GROUP INC    8 1/2           4,250.00
    945  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,032.50
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,500  SAVOIR TECHNOLOGY GROUP INC    8 1/2          12,750.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          17,000.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          17,000.00
  2,500  SAVOIR TECHNOLOGY GROUP INC    8 1/2          21,250.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          34,000.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    8 17/32        42,656.25
  5,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          42,500.00
  6,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          51,000.00
  7,400  SAVOIR TECHNOLOGY GROUP INC    8 1/2          62,900.00
  8,000  SAVOIR TECHNOLOGY GROUP INC    8 17/32        68,250.00
 10,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          85,000.00
 10,000  SAVOIR TECHNOLOGY GROUP INC    8 17/32        85,312.50
 11,000  SAVOIR TECHNOLOGY GROUP INC    8 17/32        93,843.75
 85,000- SAVOIR TECHNOLOGY GROUP INC    8.5515        726,853.27-

                    ***** 05/05 *****
    500  SAVOIR TECHNOLOGY GROUP INC    8 5/8           4,312.50
  1,500  SAVOIR TECHNOLOGY GROUP INC    8 19/32        12,890.63
  5,000  SAVOIR TECHNOLOGY GROUP INC    8 5/8          43,125.00
                    ***** 05/04 *****
    100  SAVOIR TECHNOLOGY GROUP INC    8 15/32           846.88
    100  SAVOIR TECHNOLOGY GROUP INC    8 1/2             850.00
    100  SAVOIR TECHNOLOGY GROUP INC    8 1/2             850.00
    500  SAVOIR TECHNOLOGY GROUP INC    8 1/2           4,250.00
    500  SAVOIR TECHNOLOGY GROUP INC    8 13/32         4,203.13
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 7/16          8,437.50
  5,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2          42,500.00
 15,000- SAVOIR TECHNOLOGY GROUP INC    8 9/16        128,433.21-
                    ***** 04/28 *****
    100  SAVOIR TECHNOLOGY GROUP INC    8 1/2             850.00
    100  SAVOIR TECHNOLOGY GROUP INC    8 1/2             850.00
    100  SAVOIR TECHNOLOGY GROUP INC    8 1/2             850.00
    900  SAVOIR TECHNOLOGY GROUP INC    8 1/2           7,650.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    8 1/2           8,500.00
  1,030  SAVOIR TECHNOLOGY GROUP INC    8 7/16          8,690.63
  1,200  SAVOIR TECHNOLOGY GROUP INC    8 3/8          10,050.00
  2,500- SAVOIR TECHNOLOGY GROUP INC    8 1/2          21,249.29-
                    ***** 04/25 *****
    200  SAVOIR TECHNOLOGY GROUP INC    7 29/32         1,581.25
    500  SAVOIR TECHNOLOGY GROUP INC    7 15/16         3,968.75
    800  SAVOIR TECHNOLOGY GROUP INC    7 29/32         6,325.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16         7,937.50
  1,500  SAVOIR TECHNOLOGY GROUP INC    7 15/16        11,906.25
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 15/16        15,875.00
  1,000- SAVOIR TECHNOLOGY GROUP INC    7 29/32         7,905.98-
  5,000- SAVOIR TECHNOLOGY GROUP INC    7.9700         39,848.67-
                    ***** 04/24 *****
    100  SAVOIR TECHNOLOGY GROUP INC    7 3/4             775.00
    100  SAVOIR TECHNOLOGY GROUP INC    7 3/4             775.00
                    ***** 04/20 *****
    200  SAVOIR TECHNOLOGY GROUP INC    7 5/8           1,525.00
    800  SAVOIR TECHNOLOGY GROUP INC    7 5/8           6,100.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  1,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8           7,625.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 11/16        15,375.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  2,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          15,250.00
  3,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          22,875.00
  3,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          22,875.00
  3,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          22,875.00
  3,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          22,875.00
  3,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          22,875.00
  3,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          22,875.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 11/16        30,750.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          30,500.00
  4,800  SAVOIR TECHNOLOGY GROUP INC    7 5/8          36,600.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
  5,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8          38,125.00
 14,000  SAVOIR TECHNOLOGY GROUP INC    7 5/8         106,750.00
 23,000  SAVOIR TECHNOLOGY GROUP INC    7 11/16       176,812.50
  3,100- SAVOIR TECHNOLOGY GROUP INC    7 5/8          23,636.71-
196,700- SAVOIR TECHNOLOGY GROUP INC    7.7352      1,521,463.12-

                           (Various Discretionary Accounts)
                    ***** 05/23 *****
 12,928  SAVOIR TECHNOLOGY GROUP INC    7.8600        101,614.08
  7,525  SAVOIR TECHNOLOGY GROUP INC    7.8600         59,146.50
  9,547  SAVOIR TECHNOLOGY GROUP INC    7.8600         75,039.42